AIG 2919 Allen Parkway Suite L4-01 Houston, Texas 77019 www.aig.com Bridgett Matthes Associate General Counsel (713) 831-5197 Bridgett.matthes@aig.com

VIA EDGAR & EMAIL

August 22, 2019

Mr. David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:   Separate Account VL-R (“Registrant”)

American General Life Insurance Company (“Depositor”)

Platinum Choice VUL 2

Post-Effective Amendment No. 7 on Form N-6

File Numbers: 333-196172 and 811-08561

Dear Mr. Orlic:

Thank you for your additional verbal comments on August 20, 2019 to the Correspondence filing of August 15, 2019 regarding our 485(a) Registration Statement filed on June 24, 2019 on Form N-6 referenced above. We have responded to your additional comments as follows:

Comment 1. With respect to comment #25 which was previously submitted, we revised and inserted new language including the sentence, “Additionally, we would place or transfer your investment into the money market investment option which may have impacts on other features of your Policy.”

The follow-up comment was directed to the above referenced sentence.

Response. The sentence has been deleted. Please see the revised paragraph below which reflects the change.

“We may revise the investment option restrictions for any existing Policies to the extent that investment options are added, deleted, substituted, merged or otherwise reorganized. Furthermore, in the event that an investment option is added, we would determine if it was suitable for inclusion in the restricted investment options. In the event that we delete the availability of an investment option, you will no longer be permitted to allocate additional investments to the option. In the event of a substitution, merger, or reorganization of an investment option, the investments in the Fund would be transferred to the successor or surviving Fund. The successor or surviving Fund could be classified as a restricted fund if not already. We will promptly notify you of any changes to the investment option restrictions due to deletions, substitutions, mergers or reorganizations of the investment options.”

Comment 2. With respect to comment #28 previously submitted, it was noted by the Reviewer that the first two bullets under “Payment of Proceeds, General” were inconsistent. The Reviewer’s follow-up comment indicated that there is still inconsistency between the two statements. Please review and revise the information appearing in the bullet points.

Response. We have reviewed the information and have revised the language to address the comment. Please see the revised language below.

“Payment of Proceeds

General

●   We generally will pay any death benefit, maturity benefit, cash surrender value or loan proceeds within seven days after we receive, in good order, the last required form/request, along with any other documents that may be required for payment.

●   For death benefits, if instructions about the desired manner of payment for a death benefit are not provided within sixty days after we receive notification of the insured person’s death, we will pay the proceeds as a single sum, normally within seven days.

●   For cash surrenders or maturity benefits, if instructions about the desired manner of payment are not provided within sixty days after a request, we will pay the proceeds as a single sum, normally within seven days.”

Comment 3. With respect to Comment 32, previously submitted, the Reviewer asked that it be verified and disclosed if cash value, surrender value, and death benefit will be the same, as prior to the lapse. In the Reviewer’s follow-up comment, it was requested that we specify how the values would be determined upon reinstatement.

Response. We have included the applicable language describing how the values are determined as requested. Please see the revised paragraphs below.

“POLICY LAPSE AND REINSTATEMENT

During the first 5 Policy years if the accumulation value reduced by any outstanding loan amount is insufficient to cover the charges due under the Policy, the Policy may lapse without any value payable to you. The Policy’s first years are when the surrender charge is at its highest and there is a low likelihood of the accumulation value having increased significantly.

While the 20-year benefit rider or the lapse protection benefit rider is in force, your Policy will not enter a grace period or terminate. You must, however, meet all of the requirements of the rider you own. You cannot reinstate the 20-year benefit rider; the lapse protection benefit rider may be reinstated after lapse. After these riders expire or terminate, if your Policy’s cash surrender value (accumulation value less any applicable surrender charge, less any outstanding loan amount) falls to an amount insufficient to cover the monthly charges, you must pay additional premium in order to keep your Policy in force. We will notify you by letter that you have 61 days from the due date of the premium to pay the necessary charges to avoid lapse of the Policy. You are not required to repay any outstanding Policy loan in order to reinstate your Policy. If the loan is not repaid, however, it will be reinstated with your Policy. If the insured person dies during the grace period we will pay the death benefit reduced by the charges that are owed at the time of death. The grace period begins with the first day of the Policy month for which all charges could not be paid. If we do not receive your payment by the end of the grace period, your Policy and all riders will end without value and all coverage under your Policy will cease. Although you can apply to have your Policy “reinstated,” you must do this within five years (or, if earlier, before the Policy’s maturity date), and you must present evidence that the insured person still meets our requirements for issuing coverage.

The Policy will be placed in force following the date we approve the reinstatement application.

The original “Table of Surrender Charges per $1,000 of Specified Amount” will apply to a reinstated policy. The accumulation value at the time of reinstatement will be:

1.  The surrender charge deducted at the time of lapse (such charge not being greater than the accumulation value at the time of lapse before the surrender charge was applied); plus

2.  The net premium allocated in accordance with the premium allocation percentages at the time of lapse unless the reinstatement application provides otherwise, using unit values as of the date of reinstatement; plus

3.  Any outstanding loan amount repaid or reinstated; less

4.  The monthly deduction for one month.

The dollar amount of any surrender charge reinstated will be the same as the dollar amount of surrender charge at the time of lapse, and will be reinstated into the divisions and the general account from which it was deducted at the time of lapse using the unit values as of the date of reinstatement.”

Thank you for the opportunity to provide this additional information. We trust that the above information provided addresses the comments as requested and required. Should you have any questions or need any additional information, please do not hesitate to contact me at (713) 831-5197.

Very Truly Yours,

/s/ BRIDGETT MATTHES

Bridgett Matthes